EXHIBIT 6


                          COOPERATION, NON-COMPETITION
                          AND CONFIDENTIALITY AGREEMENT

                  THIS COOPERATION, NON-COMPETITION AND CONFIDENTIALITY AGREEMENT (the "Agreement") is made and entered into this 9th day of March, 1998, by and between USA Networks, Inc., a Delaware corporation ("USAi"), and Fredric D. Rosen ("Executive"), with reference to the following facts;

         A. USAi has offered to acquire all of the issued and outstanding capital stock (the "Stock") of Ticketmaster Group, Inc., an Illinois corporation (the "Company"), specifically including all of the issued and outstanding shares of Stock owned directly or indirectly by Executive.

         B. Executive is the chief executive officer of the Company.

         C. It is a condition to USAi's willingness to agree to proceed with the acquisition of the Stock and the related goodwill of the Company that USAi and Executive enter into this Agreement.

         D. Executive acknowledges and agrees that this Agreement is supported by adequate independent consideration and does not replace or supercede the terms and conditions of that certain Employment Agreement between Executive and the Company dated December 15, 1993 (the "Employment Agreement") (and the parties' compliance therewith), except as specifically provided herein.

                  NOW, THEREFORE, in consideration of the premises, mutual covenants, and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                  1. COOPERATION: Executive agrees to cooperate with the Company and USAi to provide for an orderly transition in the leadership of the Company, including but not limited to working with a designated successor to Executive as Chief Executive Officer of the Company ("Successor") should such Successor be selected during the term of Executive's Employment Agreement. Executive acknowledges and agrees that such an action by USAi (and by the Company) would not constitute a breach of the Employment Agreement, and would not constitute Good Reason for Executive to terminate his employment pursuant to said Agreement, and Executive hereby waives any such claim; provided, however, that any partial or complete assumption of

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Executive's duties and responsibilities by Successor (as determined by Executive in his sole good faith discretion) shall not be deemed to be, or constitute, a breach of the Employment Agreement by Executive; and provided, further, that any compensation payable to Successor, whether in cash, securities (including options) or otherwise, shall be excluded in computing Executive's Performance Bonus under the Employment Agreement. Except as expressly provided in this paragraph, the Company's and Executive's respective rights, duties and obligations under the Employment Agreement, which are separate and apart herefrom, shall not otherwise be affected hereby, including, without limitation, the Company's obligation upon request by Executive to repurchase Stock
(including USAi securities issued in exchange therefor or replacement thereof) from Executive, the Rosen Family Foundation and their respective transferees, to the extent applicable; provided, however, that Executive must provide a 30-day notice to the Company for such repurchase and such repurchase obligation of the Company may be satisfied by USAi causing the Company to arrange to place Executive's Stock (including USAi securities issued in exchange therefor or replacement thereof) with a third party; provided, further, that USAi will cause the Company to pay Executive the excess, if any, of the amount of cash Executive would have received with respect to such repurchase obligation, over the amount received by Executive in such placement. The parties agree that prior to the effective time of the merger involving the Company and USAi, Executive may elect with respect to his outstanding stock options (i) to have such options assumed by USAi at the effective time pursuant to the terms of the merger agreement and/or (ii) to the extent such assumption is not elected, have USAi cause the Company to provide Executive at the effective time of the merger with an amount (the "spread") equal to the product of (A) the excess of the "merger consideration" per share in such merger over the exercise price per share of the option, times (B) the number of shares subject to such option with respect to which Executive elects this clause (ii). To the extent Executive elects to receive the spread for all or a portion of his option, the Company may elect to provide the spread in cash and/or shares of USAi stock; provided, that, if requested by Executive at the effective time of the merger, USAi shall cause the Company to arrange to place any such shares with a third party and USAi shall cause the Company to pay Executive the excess, if any, of the amount of cash Executive would have received for such portion of the spread, over the amount received by Executive in such placement. Executive hereby agrees not to exercise any election under Section 9 of his December 15, 1993 option agreement with the Company, and waives the application of such section.

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                  2. COVENANT NOT TO COMPETE: For the period extending from the date hereof through and including January 31, 2001, Executive will not, without the prior written consent of USAi, directly or indirectly engage in or assist any activity which is the same as, similar to, or competitive with the Ticketmaster Businesses (other than on behalf of the Company or any of its subsidiaries) including, without limitation, whether such engagement or assistance is as an officer, director, proprietor, employee, partner, investor (other than as a holder of less than 5% of the outstanding capital stock of a publicly traded corporation), guarantor, consultant, advisor, agent, sales representative or other participant, in any of the following geographic areas in which the Company does business: the United States, Canada, Mexico, England, Ireland, Scotland, Australia, Japan, Argentina, Brazil, Chile, New Zealand, China, Singapore, France, Germany and the rest of Europe. Nothing herein shall limit Executive's ability to own interests in or manage entities which sell tickets as an incidental part of their primary businesses (e.g., cable networks, on-line computer services, sports teams, arenas, hotels, cruise lines, theatrical and movie productions and the like) and which do not hold themselves out generally as competitors of the Company and its subsidiaries. The "Ticketmaster Businesses" shall mean the computerized sale of tickets for sporting, theatrical, cinematic, live theatrical, musical or any other events on behalf of various venues and promoters through distribution channels currently being utilized by the Company or any of its subsidiaries or affiliates (as defined in Rule 405 of Regulation C promulgated under the Securities Act of 1933, as amended).

                  3. SOLICITATION OF EMPLOYEES: For the period extending from the date hereof through and including January 31, 2001, Executive shall not (i) directly or indirectly induce or attempt to induce any person then employed (whether part-time or full-time) by the Company or any of its subsidiaries or affiliates (other than Andi Stevens) whether as an officer, employee, consultant, adviser or independent contractor, to leave the employ of the Company or to cease providing or otherwise alter the services then provided to the Company or any of its subsidiaries or affiliates; or (ii) in any other manner seek to engage or employ any such person (whether or not for compensation) as an officer, employee, consultant, adviser or independent contractor in connection with the operation of any business which is the same as or similar to any Ticketmaster Businesses.

                  4. NON-SOLICITATION OF CUSTOMERS: For the period extending from the date hereof through and including January 31, 2001, Executive shall not solicit any customers of the Company or any of its subsidiaries or affiliates or encourage any

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such customers to use the facilities or services of any competitor of the
Company or any of its subsidiaries or affiliates. "Customer" shall mean any person who engages the Company or any of its subsidiaries or affiliates to sell, on its behalf as an agent, tickets to the public.

                  5. PROPRIETARY INFORMATION: Executive will not at any time, during the period extending from the date hereof through and including January 31, 2004, disclose or use, except in the pursuit of the business of the Company or any of its subsidiaries or affiliates, any proprietary information of the Company or other Ticketmaster Entity. "Proprietary information of the Company or other Ticketmaster Entity" means all information known or intended to be known only to employees of the Company or any of its subsidiaries or affiliates in a confidential relationship with the Company or any of its subsidiaries or affiliates relating to technical matters pertaining to the business of the Company or any of its subsidiaries or affiliates. Executive agrees not to remove any documents, records or other information from the premises of the Company or any of its subsidiaries or affiliates containing any such proprietary information, except in the pursuit of the business of the Company or any of its subsidiaries or affiliates, and acknowledges that such documents, records and other information are the exclusive property of the Company or its subsidiaries or affiliates.

                  6. EQUITABLE RELIEF: Executive acknowledges that the covenants contained in Paragraphs 1 through 5 hereof are reasonable and necessary to protect the legitimate interests of USAi and the Company, that in the absence of such covenants USAi would not agree to proceed with the acquisition of the Stock, that any breach or threatened breach of such covenants will result in irreparable injury to USAi, and that the remedy at law for such breach or threatened breach would be inadequate. Accordingly, the Executive agrees that USAi, in addition to any other rights or remedies which it may have, shall be entitled to seek such equitable and injunctive relief as may be available from any court of competent jurisdiction to restrain the Executive from any breach or threatened breach of such covenants.

                  7. COMPLETE AGREEMENT; MODIFICATIONS: Except as specifically provided herein, this Agreement and any documents referred to herein constitute the parties' entire agreement with respect to the subject matter hereof and supersede all agreements, representations, warranties, statements, promises, and understandings, whether oral or written, with respect to the subject matter hereof. This Agreement may be executed in

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counterparts and may not be amended, altered, or modified except by a writing signed by the parties.

                  8. GOVERNING LAW; JURISDICTION: All questions with respect to this Agreement and the rights and liabilities of the parties will be governed by the laws of the State of Illinois. Any and all disputes between the parties which may arise pursuant to this Agreement will be heard and determined before an appropriate federal court in the Northern District of Illinois, or, if not maintainable therein, then in an appropriate Illinois State Court in Cook County, Illinois, other than any dispute which may arise pursuant to this Agreement with respect to payments due to Executive under Section 1 which shall be heard and determined in the Superior Court of Los Angeles, California or an appropriate federal court in the Southern District of California. The parties hereto acknowledge that such courts, as applicable, have jurisdiction to interpret and enforce the provisions of this Agreement, and the parties consent to, and waive any and all objections that they may have as to, personal jurisdiction and/or venue in any such court.

                  9. SEVERABILITY: The validity, legality or enforceability of the remainder of this Agreement will not be affected even if one or more of the provisions of this Agreement is held invalid, illegal, or unenforceable in any respect. Further, if the period of time, the extent of the geographic area, or the scope of the proscribed activities covered by this Agreement should be deemed unenforceable, then this Agreement shall be construed to cover the maximum period of time, geographic area or scope of prescribed activities (not to exceed the maximum time, geographic area or scope set forth herein) as may be valid under the applicable law, and each of the parties hereto shall request any court considering the enforceability of this Agreement to construe and/or reform it so as to render it enforceable to the maximum extent as provided above.

                  10. TERMINATION: In the event that the Company and USAi terminate negotiations without execution of a definitive acquisition or merger agreement relating to the Stock or such agreement is terminated without consummation of the contemplated transaction, this Agreement shall promptly terminate.










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                  IN WITNESS WHEREOF, USAi and Executive have executed this
Agreement as of the date and year first written above.

                                          USA NETWORKS, INC.

                                          By: /s/ Thomas J. Kuhn
                                          Title:  Senior Vice President and
                                                  General Counsel

                                          /s/ Fredric D. Rosen
                                          Fredric D. Rosen


















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